Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at	As at
		Dec. 31, 2017	March 31, 2017	Dec. 31, 2016
	Notes	Unaudited	Audited	Unaudited
ASSETS
Current assets
Cash and cash equivalents		$98,793	$57,376	$77,534
Short-term investments	5	-	26,255	-
Restricted cash		3,418	3,620	6,260
Trade and other receivables	6	354,077	353,139	370,479
Unbilled revenues		311,610	218,413	246,344
Accrued gas receivables		1,620	16,352	606
Gas delivered in excess of consumption		6,834	3,232	12,722
Gas in storage		29,212	12,350	24,324
Prepaid expenses, deposits and other current assets	7	99,218	111,323	97,714
Fair value of derivative financial assets	8	33,063	11,656	33,330
Corporate tax recoverable		7,977	2,986	6,051
		945,822	816,702	875,364
Non-current assets
Investments		11,854	15,561	11,854
Property, plant and equipment		19,959	21,682	24,772
Intangible assets		372,412	357,987	358,813
Other non-current assets		16,237	-	-
Fair value of derivative financial assets	8	5,542	3,010	7,770
Deferred tax asset		15,703	23,013	9,202
		441,707	421,253	412,411
TOTAL ASSETS		$1,387,529	$1,237,955	$1,287,775

LIABILITIES

Current liabilities
Trade and other payables		$589,346	$486,632	$533,349
Accrued gas payable		989	12,537	633
Deferred revenue		76,230	17,546	42,465
Income taxes payable		7,750	13,913	8,307
Fair value of derivative financial liabilities	8	100,904	168,793	81,992
Provisions		6,867	8,215	11,388
Current portion of long-term debt	11	235,181	-	92,773
		1,017,267	707,636	770,907
Non-current liabilities
Long-term debt	11	329,568	498,088	519,548
Deferred lease inducements		852	1,088	1,167
Fair value of derivative financial liabilities	8	53,262	178,724	197,374
Other non-current liabilities	10	55,900	-	-
Deferred tax liability		6,395	1,745	8,414
		445,977	679,645	726,503
TOTAL LIABILITIES		1,463,244	1,387,281	1,497,410
SHAREHOLDERS' DEFICIENCY
Shareholders’ capital	13	1,202,058	1,198,439	1,076,051
Equity component of convertible debentures		13,508	13,508	18,866
Contributed surplus (deficit)		(42,385)	58,266	52,008
Deficit		(1,311,203)	(1,489,900)	(1,404,525)
Accumulated other comprehensive income		62,307	70,361	47,965
TOTAL SHAREHOLDERS' DEFICIENCY		(75,715)	(149,326)	(209,635)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,387,529	$1,237,955	$1,287,775

Commitments and Guarantees (Note 18)

See accompanying notes to the interim condensed consolidated financial statements

1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes	2017	2016	2017	2016
OPERATIONS

Sales	14	$912,203	$918,536	$2,611,836	$2,809,773
Cost of sales		740,898	744,183	2,140,305	2,289,214
GROSS MARGIN		171,305	174,353	471,531	520,559
EXPENSES
Administrative		50,389	44,567	145,826	135,985
Selling and marketing		55,547	55,337	172,200	172,581
Other operating	15(a)	21,201	23,263	76,972	63,132
		127,137	123,167	394,998	371,698
Operating profit before the following		44,168	51,186	76,533	148,861
Finance costs	11	(13,266)	(25,477)	(37,777)	(61,332)
Change in fair value of derivative instruments and other	8	183,759	183,345	223,453	474,293
Other income (loss)		(633)	(37)	1,169	(1,564)
Profit before income taxes		214,028	209,017	263,378	560,258
Provision for income taxes	12	5,613	20,976	10,577	51,154
PROFIT FOR THE PERIOD		$208,415	$188,041	$252,801	$509,104

Attributable to:
Shareholders of Just Energy		$208,455	$180,593	$243,449	$490,565
Non-controlling interest		(40)	7,448	9,352	18,539
PROFIT FOR THE PERIOD		$208,415	$188,041	$252,801	$509,104

Earnings per share available to shareholders	16
Basic		$1.42	$1.22	$1.66	$3.32
Diluted		$1.13	$0.98	$1.37	$2.60

See accompanying notes to the interim condensed consolidated financial statements

2

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited in thousands of Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2016	2017	2016
PROFIT FOR THE PERIOD	$208,415	$188,041	$252,801	$509,104

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized income (loss) on translation of foreign operations	4,507	(1,977)	(8,054)	(943)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	$212,922	$186,064	$244,747	$508,161

Total comprehensive income attributable to:
Shareholders of Just Energy	$212,962	$178,616	$235,395	$489,622
Non-controlling interest	(40)	7,448	9,352	18,539
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	$212,922	$186,064	$244,747	$508,161

See accompanying notes to the interim condensed consolidated financial statements

3

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ DEFICIENCY

FOR THE NINE MONTHS ENDED DECEMBER 31
(unaudited in thousands of Canadian dollars)

	Notes	2017	2016
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (losses)
Accumulated earnings (losses), beginning of period		$259,571	$(165,963)
Profit for the period, attributable to shareholders		243,449	490,565
Accumulated earnings, end of period		503,020	324,602

DIVIDENDS
Dividends, beginning of period		(1,749,471)	(1,672,720)
Dividends declared and paid	17	(64,752)	(56,407)
Dividends, end of period		(1,814,223)	(1,729,127)
DEFICIT		$(1,311,203)	$(1,404,525)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$70,361	$48,908
Other comprehensive loss		(8,054)	(943)
Accumulated other comprehensive income, end of period		$62,307	$47,965

SHAREHOLDERS’ CAPITAL	13
Common shares
Common shares, beginning of period		$1,070,076	$1,069,434
Share-based units exercised		11,015	6,617
Repurchase and cancellation of shares		(11,941)	-
Common shares, end of period		1,069,150	1,076,051

Preferred shares
Preferred shares, beginning of period		$128,363	$-
Shares issued		5,195	-
Shares issuance costs		(650)	-
Preferred shares, end of period		132,908	-
SHAREHOLDERS’ CAPITAL		$1,202,058	$1,076,051

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,508	$25,795
Add:Issuance of 6.75% convertible debentures		-	5,899
Less: Redemption of 6.0% convertible debentures		-	(12,828)
Balance, end of period		$13,508	$18,866

CONTRIBUTED SURPLUS (DEFICIT)
Balance, beginning of period		$58,266	$43,459
Add: Share-based compensation expense	15(a)	18,628	4,255
Redemption of 6.0% convertible debentures		-	12,906
Non-cash deferred share grant distributions		33	29
Less: Purchase of non-controlling interest	10	(102,793)	-
Share-based units exercised		(11,015)	(6,617)
Share-based compensation adjustment		(5,504)	(2,024)
Balance, end of period		$(42,385)	$52,008

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders		(9,352)	(18,539)
Profit attributable to non-controlling interest		9,352	18,539
Balance, end of period		$-	$-
TOTAL SHAREHOLDERS' DEFICIENCY		$(75,715)	$(209,635)

See accompanying notes to the interim condensed consolidated financial statements

4

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Net inflow (outflow) of cash related to following activities	Notes	2017	2016	2017	2016
OPERATING
Profit before income taxes		$214,028	$209,017	$263,378	$560,258

Items not affecting cash
Amortization of intangible assets	15(a)	5,439	3,975	13,230	10,695
Depreciation of property, plant and equipment	15(a)	1,041	1,701	3,023	3,560
Amortization included in cost of sales		787	759	2,333	2,213
Share-based compensation	15(a)	1,665	1,353	18,628	4,255
Financing charges, non-cash portion		2,647	9,831	7,835	18,732
Other		(93)	(90)	(277)	(270)
Change in fair value of derivative instruments		(183,759)	(183,345)	(223,453)	(474,293)
Adjustment required to reflect net cash receipts from gas sales		(2,780)	(2,024)	4,750	17,501
Net change in non-cash working capital balances		(7,538)	(1,312)	(12,424)	(10,884)
Income taxes paid		(2,778)	(4,260)	(18,569)	(16,024)
Cash inflow from operating activities		28,659	35,605	58,454	115,743

INVESTING
Purchase of property, plant and equipment		(951)	(2,210)	(3,910)	(5,866)
Purchase of intangible assets		(11,250)	(7,887)	(23,772)	(12,715)
Acquisition of businesses		-	(3,994)	(2,546)	(3,994)
Short term investments		25,717	422	25,532	(4,550)
Decrease in restricted cash		-	30	-	1,492
Cash inflow (outflow) from investing activities		13,516	(13,639)	(4,696)	(25,633)

FINANCING
Dividends paid		(21,490)	(18,788)	(64,719)	(56,378)
Repayment of long-term debt		-	(280,000)	-	(306,909)
Issuance of long-term debt		-	160,000	-	160,000
Debt issuance costs		-	(6,538)	-	(6,538)
Credit facilities withdrawal		20,768	90,295	70,030	90,295
Issuance of preferred shares		-	-	5,195	-
Preferred shares issuance costs		-	-	(1,676)	-
Shares repurchase		-	-	(11,941)	-
Distributions to non-controlling interest		-	(7,448)	(9,603)	(18,539)
Cash outflow from financing activities		(722)	(62,479)	(12,714)	(138,069)

Effect of foreign currency translation on cash balances		1,390	(712)	373	(2,103)

Net cash inflow (outflow)		42,843	(41,225)	41,417	(50,062)
Cash and cash equivalents, beginning of period		55,950	118,759	57,376	127,596

Cash and cash equivalents, end of period		$98,793	$77,534	$98,793	$77,534

Supplemental cash flow information:
Interest paid		$7,938	$14,390	$26,833	$40,666

  See accompanying notes to the interim condensed consolidated financial statements

5

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.       ORGANIZATION

Just Energy Group Inc. (“Just Energy”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on February 7, 2018.

2.	OPERATIONS

Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States (“U.S.”), Canada, the United Kingdom (“U.K.”), Germany, Ireland and Japan, Just Energy serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and terrapass.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker, retail and affinity relationships, and online marketing. Prior to August 1, 2017, the online marketing of gas and electricity contracts was primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest. This exclusive relationship ended on July 31, 2017. See Note 10 for further information.

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements of Just Energy and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2017 annual audited consolidated financial statements. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the years ended March 31, 2017 and 2016.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2018, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended December 31, 2017, Just Energy reported gross margin of $646,943 (2016 - $724,848) and profit of $214,581 (2016 – $539,997).

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2017. Subsidiaries and affiliates are consolidated from the date of acquisition of control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

As at December 31, 2017, there have been no additional accounting pronouncements by the IASB beyond those described in Just Energy’s 2017 Annual Report that would impact Just Energy’s Interim Financial Statements. The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Interim Financial Statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

7

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Management has appointed an IFRS 9 transition team to assess the financial statement impact of IFRS 9. The transition team will implement the accounting system, process and internal control changes that result from the new standard. The transition team has undertaken IFRS 9 planning sessions, developed an adoption plan and completed the scoping phase of the implementation. Next steps will involve completing the overall analysis, assessing any potential impacts to accounting systems and internal controls, and reviewing the additional disclosures required by the standard. Management continues to evaluate the impact of IFRS 9 on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was jointly issued by the IASB and the Financial Accounting Standards Board, effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 outlined a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard provides a single, principles-based five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. The standard also specifies that direct incremental costs of obtaining and fulfilling a contract that are expected to be recovered should be capitalized and amortized over the useful life of customers. Disclosure requirements will increase which include disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made. Just Energy will not be early adopting IFRS 15. Just Energy has changed its implementation approach from the full retrospective approach to the modified retrospective approach where IFRS 15 will be applied to 2019 results beginning April 1, 2018 without restating comparative periods. This change is based on the results of our preliminary analysis which is explained in detail below.

Management has appointed an IFRS 15 transition team to assess the financial statement impact of IFRS 15. The transition team will implement the accounting system, process and internal control changes that result from the new standard. The transition team has undertaken IFRS 15 planning sessions and developed a preliminary adoption plan. The transition team has determined that the requirements of IFRS 15 to capitalize direct incremental costs will impact the accounting for sales commissions in certain markets. Preliminary analysis indicates that Just Energy’s bundled product contracts are most likely to be impacted by the changes in the standard. Further analysis is required on the impact of flat-bill contracts. Minimal impact is expected on other types of customer contracts. Next steps will involve completing the overall analysis, assessing any potential impacts to accounting systems and internal controls, and reviewing the additional disclosures required by the standard. Management continues to evaluate the impact of IFRS 15 on the consolidated financial statements.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”), clarifies how to account for certain types of share-based payment transactions. IFRS 2 stipulates new conditions on the accounting for three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and the accounting of a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled. IFRS 2 is applied prospectively; retroactive application is only permitted if the application can be performed without using hindsight. Requirements to apply IFRS 2 are effective for annual periods beginning on or after January 1, 2018. Management has appointed an IFRS 2 transition team to assess the financial statement impact of IFRS 2. The transition team will implement the accounting system, process and internal control changes that result from the new standard.

8

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

5.	SHORT-TERM INVESTMENTS

	As at	As at	As at
	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016
Fixed income	$-	$23,872	$-
Equities	-	2,383	-
	$-	$26,255	$-

6.	TRADE AND OTHER RECEIVABLES

	As at	As at	As at
	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016
Trade account receivables, net	$268,938	$288,254	$294,293
Other	85,139	64,885	76,186
	$354,077	$353,139	$370,479

7.	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

	As at	As at	As at
	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016
Prepaid expenses and deposits	$58,797	$62,087	$60,589
Green certificates	40,421	49,236	37,125
	$99,218	$111,323	$97,714

9

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2016	2017	2016
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$143,575	$121,934	$159,922	$297,314
Financial swap contracts and options (ii)	36,847	58,262	52,871	157,595
Foreign exchange forward contracts	(689)	466	(2,754)	(1,303)
Share swap	(3,957)	613	(5,764)	(1,697)
Unrealized foreign exchange on 6.5% convertible bond	(898)	-	11,199	-
6.5% convertible bond conversion feature	2,840	(1,076)	7,740	17,043
Other derivative options	6,041	3,146	239	5,341
Change in fair value of derivative instruments and other	$183,759	$183,345	$223,453	$474,293

10

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$25,262	$3,207	$41,439	$34,848
Financial swap contracts and options (ii)	2,439	1,327	39,453	15,972
Foreign exchange forward contracts	-	-	312	2,172
Share swap	-	-	19,680	-
6.5% convertible bond conversion feature	-	-	-	270
Other derivative options	5,362	1,008	20	-
As at December 31, 2017	$33,063	$5,542	$100,904	$53,262

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$982	$983	$89,472	$124,173
Financial swap contracts and options (ii)	3,207	2,027	65,362	46,246
Foreign exchange forward contracts	565	-	-	295
Share swap	-	-	13,916	-
6.5% convertible bond conversion feature	-	-	-	8,010
Other derivative options	6,902	-	43	-
As at March 31, 2017	$11,656	$3,010	$168,793	$178,724

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$25,519	$6,682	$46,045	$116,942
Financial swap contracts and options (ii)	1,534	753	35,826	59,689
Foreign exchange forward contracts	387	335	-	-
Share swap	-	-	-	15,515
6.5% convertible bond conversion feature	-	-	-	5,228
Other derivative options	5,890	-	121	-
As at December 31, 2016	$33,330	$7,770	$81,992	$197,374

11

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Below is a summary of the financial instruments classified through profit and loss as at December 31, 2017, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 31,144,129 MWh, a weighted average price of $42.74/MWh and expiry dates up to December 31, 2027.

•	Natural gas contracts with a total remaining volume of 78,707,942 GJs, a weighted average price of $3.82/GJ and expiry dates up to December 31, 2028.

•	Renewable energy certificates (“REC”) and emission-reduction credit contracts with a total remaining volume of 4,018,442 MWh and 308,900 tonnes, respectively, a weighted average price of $26.27/REC and $2.55/tonne, respectively, and expiry dates up to December 31, 2028 and December 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 3,592 MWCap, a weighted average price of $10,645.90/MWCap and expiry dates up to December 31, 2021.

•	Ancillary contracts with a total remaining volume of 183,960 MWh, a weighted average price of $18.50/MWh and expiry dates up to December 31, 2019.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 16,030,045 MWh, an average price of $41.63/MWh and expiry dates up to February 28, 2023.

•	Natural gas contracts with a total remaining volume of 116,251,779 GJs, an average price of $3.57/GJ and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 339 MWCap, a weighted average price of $4,067.85/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 972,360 MWh, a weighted average price of $13.86/MWh and expiry dates up to December 31, 2019.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Financial Statements.

Share swap agreement

Just Energy has entered into a share swap agreement to manage the statements of income volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. Just Energy marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

12

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the nine months ended December 31, 2017 or the year ended March 31, 2017.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

13

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$38,605	$38,605
Derivative financial liabilities	-	(28,645)	(125,521)	(154,166)
Total net derivative liabilities	$-	$(28,645)	$(86,916)	$(115,561)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$14,666	$14,666
Derivative financial liabilities	-	(17,741)	(329,776)	(347,517)
Total net derivative liabilities	$-	$(17,741)	$(315,110)	$(332,851)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$41,100	$41,100
Derivative financial liabilities	-	(12,562)	(266,804)	(279,366)
Total net derivative liabilities	$-	$(12,562)	$(225,704)	$(238,266)

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Nine months ended	Year ended	Nine months ended
	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016
Balance, beginning of period	$(315,110)	$(638,231)	$(638,231)
Total gains (losses)	56,634	(42,084)	59,107
Purchases	59,121	(30,265)	5,603
Sales	(19,513)	2,084	436
Settlements	131,952	393,386	347,381
Balance, end of period	$(86,916)	$(315,110)	$(225,704)

(b)	Classification of non-derivative financial assets and liabilities

As at December 31, 2017 and March 31, 2017, the carrying value of cash and cash equivalents, short-term investments, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at December 31, 2017 of $583.5 million (March 31, 2017 - $542.0 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

14

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)	the $100 million, $160 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $100 million, $160 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in US and international operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the nine months ended December 31, 2017, assuming that all the other variables had remained constant, profit for the period would have been $2.5 million lower/higher and other comprehensive income would have been $9.5 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

15

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $496 in profit before income taxes for the nine months ended December 31, 2017 (2016 – $198).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the nine months ended December 31, 2017 would have increased (decreased) by $178,371 ($177,134), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the nine months ended December 31, 2017 would have increased (decreased) by $184,113 ($182,857), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

16

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016

Current	$91,862	$96,510	$104,367
1 – 30 days	27,560	30,672	31,112
31 – 60 days	10,980	12,806	12,897
61 – 90 days	9,215	8,358	10,076
Over 90 days	64,110	47,059	41,873
	$203,727	$195,405	$200,325

Changes in the allowance for doubtful accounts were as follows:

	Dec. 31, 2017	March 31, 2017	Dec. 31, 2016

Balance, beginning of period	$49,431	$58,789	$58,789
Provision for doubtful accounts	42,091	56,041	44,622
Bad debts written off	(27,297)	(64,262)	(54,781)
Other	(4,154)	(1,137)	(821)
Balance, end of period	$60,071	$49,431	$47,809

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2017, the estimated counterparty credit risk exposure amounted to $38,605 (2016 - $41,100), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

17

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at December 31, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$589,346	$589,346	$589,346	$-	$-	$-
Long-term debt[1]	564,749	586,463	238,288	188,175	160,000	-
Gas, electricity and non-commodity contracts	154,166	2,876,865	567,020	2,156,560	133,905	19,380
	$1,308,261	$4,052,674	$1,394,654	$2,344,735	$293,905	$19,380

As at March 31, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$486,632	$486,632	$486,632	$-	$-	$-
Long-term debt	498,088	527,743	-	367,743	160,000	-
Gas, electricity and non-commodity contracts	347,517	3,397,692	1,982,896	1,189,745	188,282	36,769
	$1,332,237	$4,412,067	$2,469,528	$1,557,488	$348,282	$36,769

As at December 31, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$533,349	$533,349	$533,349	$-	$-	$-
Long-term debt	612,321	646,352	94,652	391,700	-	160,000
Gas, electricity and non-commodity contracts	279,366	3,528,139	664,780	2,396,573	409,748	57,038
	$1,425,036	$4,707,840	$1,292,781	$2,788,273	$409,748	$217,038

1 Included in long-term debt are the $100,000 and $160,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

18

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, as at December 31, 2017, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	$28,781	$33,831	$10,800	$-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at December 31, 2017, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $3,109 (2016 - $5,577) to accommodate for its counterparties’ risk of default.

9.	ACQUISITION OF BUSINESSES

a)	Acquisition of Intell Enercare Solutions Inc.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. Terms of the deal include an initial payment of $2.2 million. Also, Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million. The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Intangible assets	$877
Goodwill	9,644
Working capital	(302)
Deferred tax	(232)
Total consideration	$9,987

Cash paid, net of estimated working capital adjustment	$2,199
Contingent consideration	7,788
Total consideration	$9,987

The transaction costs related to the acquisition have been expensed and are included in other operating expenses in the interim condensed consolidated statements of income. The fair value of the contingent consideration was subsequently reduced to $1,978 during the quarter through the interim condensed consolidated statements of income due to changes in the assumptions of the timing for sellers to meet EBITDA targets.

19

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

b)	Acquisition of db swidirekt GmbH and db swpro GmbH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of SWDirekt, a retail energy company, and 50% of the issued and outstanding shares of SWPro, a sales and marketing company, for $6.4 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets.

The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Working capital	$588
Property, plant and equipment	56
Intangible assets	1,172
Goodwill	4,831
Non-controlling interest	(41)
Other liabilities	(221)
Total consideration	$6,385

Cash paid, net of working capital adjustment	$4,221
Contingent consideration	2,164
Total consideration	$6,385

The contingent consideration was subsequently written down to $nil through the interim condensed consolidated statements of income due to changes of seller's involvement in the business and the assumption of timing for sellers to meet sales target.

10.	NON-CONTROLLING INTEREST

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $102.3 million, of which $37.8 million has been presented as current liabilities and $64.5 million as long-term liabilities. As at December 31, 2017, the current liabilities amount to $33.6 million and long-term liabilities amount to $55.9 million.

20

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

11.	LONG-TERM DEBT AND FINANCING

		Dec. 31,	March 31,	Dec. 31,
	Maturity	2017	2017	2016
Credit facility (a)	September 1, 2018	$138,288	$68,258	$90,295
Less: Debt issue costs (a)		(1,062)	(2,257)	(2,655)
6.75% convertible debentures (b)	December 31, 2021	147,477	145,579	145,008
6.5% convertible bonds (c)	July 29, 2019	182,091	190,486	191,487
5.75% convertible debentures (d)	September 30, 2018	97,955	96,022	95,413
6.0% convertible debentures	N/A	-	-	92,773
		564,749	498,088	612,321
Less: Current portion		(235,181)	-	(92,773)
		$329,568	$498,088	$519,548

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$138,288	$-	$-	$-	$138,288
5.75% convertible debentures (d)	100,000				100,000
6.75% convertible debentures (b)	-	-	160,000	-	160,000
6.5% convertible bonds (c)	-	188,175	-	-	188,175
	$238,288	$188,175	$160,000	$-	$586,463

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2016	2017	2016
Credit facility (a)	$3,402	$2,902	$8,972	$7,122
6.75% convertible debentures (b)	3,342	3,177	9,404	3,177
6.5% convertible bonds (c)	4,043	4,160	11,784	12,273
6.0% convertible debentures	-	4,127	-	17,973
Loss on partial redemption of 6.0% convertible debentures	-	3,113	-	3,113
5.75% convertible debentures (d)	2,101	2,047	6,246	6,089
Senior unsecured note	-	5,767	-	10,994
Unwinding of discount and other	378	184	1,371	591
	$13,266	$25,477	$37,777	$61,332

21

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(a)	As at December 31, 2017, Just Energy has a $342.5 million credit facility to meet working capital requirements, which includes an increase to the capacity by $50 million for a letter of credit facility (the “LC facility”), effective December 30, 2016. The principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The syndicate of lenders includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.40% and letters of credit are at a rate of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at December 31, 2017, the Canadian prime rate was 3.20% and the U.S. prime rate was 4.50%. Just Energy has drawn $138.3 million against the facility and the total letters of credit outstanding as of the current period amounted to $109.5 million (March 31, 2017 - $109.2 million). As at December 31, 2017, Just Energy has $89.8 million of the facility remaining as well as a $5.0 million swing line with CIBC for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the international operations. Just Energy is required to meet a number of financial covenants under the various debt agreements. As at December 31, 2017, the Company was compliant with all of these covenants.

(b)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% convertible debentures”). The 6.75% convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021.

(c)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. Just Energy incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

(d)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “5.75% convertible debentures”), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018.

22

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	INCOME TAXES

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Current income tax expense (recovery)	$(4,105)	$9,823	$379	$14,449
Deferred tax expense	9,718	11,153	10,198	36,705
Provision for income taxes	$5,613	$20,976	$10,577	$51,154

13.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

On February 7, 2017, Just Energy closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “preferred shares”) at a public offering price of US$25.00 per preferred share, for gross proceeds of US$100 million. In addition, concurrently with the closing of the public offering of preferred shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per preferred share, for gross proceeds of US$1 million.

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 5.75% convertible debentures as well as the Just Energy common shares up to March 16, 2018. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2017 up to daily and total limits. For the nine months ended December 31, 2017, Just Energy had purchased $11.9 million of common shares through the NCIB program, compared to $nil, purchased in the prior comparable period.

23

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Details of issued and outstanding shareholders’ capital are as follows:

	Nine months ended		Year ended		Nine months ended
	Dec. 31, 2017		March 31, 2017		Dec. 31, 2016
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	147,013,538	$1,070,076	147,183,778	$1,069,434	147,183,778	$1,069,434
Share-based awards exercised	1,564,633	11,015	679,760	7,191	638,861	6,617
Repurchase and cancellation of shares	(1,677,827)	(11,941)	(850,000)	(6,549)	-	-
Balance, end of period	146,900,344	$1,069,150	147,013,538	$1,070,076	147,822,639	$1,076,051

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,040,000	$128,363	-	$-	-	$-
Shares issued for cash	149,950	5,195	4,040,000	132,973	-	-
Preferred shares issuance cost	-	(650)	-	(4,610)	-	-
Balance, end of period	4,189,950	$132,908	4,040,000	$128,363	-	$-

Shareholders' capital	151,090,294	$1,202,058	151,053,538	$1,198,439	147,822,639	$1,076,051

14.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Interim Financial Statements. Just Energy is not considered to have any key customers.

24

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2017

	Consumer	Commercial	Consolidated
	division	division

Sales	$579,968	$332,235	$912,203
Gross margin	132,807	38,498	171,305
Depreciation of property, plant and equipment	956	85	1,041
Amortization of intangible assets	4,954	485	5,439
Administrative expenses	40,379	10,010	50,389
Selling and marketing expenses	38,238	17,309	55,547
Other operating expenses	13,662	1,059	14,721
Operating profit for the period	$34,618	$9,550	$44,168
Finance costs			(13,266)
Change in fair value of derivative instruments and other			183,759
Other loss			(633)
Provision for income taxes			(5,613)
Profit for the period			$208,415
Capital expenditures	$8,175	$4,026	$12,201

For the three months ended December 31, 2016

	Consumer	Commercial	Consolidated
	division	division

Sales	$523,857	$394,679	$918,536
Gross margin	129,102	45,251	174,353
Depreciation of property, plant and equipment	1,616	83	1,699
Amortization of intangible assets	3,381	593	3,974
Administrative expenses	31,267	13,300	44,567
Selling and marketing expenses	32,514	22,823	55,337
Other operating expenses	13,177	4,413	17,590
Operating profit for the period	$47,147	$4,039	$51,186
Finance costs			(25,477)
Change in fair value of derivative instruments and other			183,345
Other loss			(37)
Provision for income taxes			(20,976)
Profit for the period			$188,041
Capital expenditures	$1,473	$737	$2,210

25

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2017

	Consumer	Commercial	Consolidated
	division	division

Sales	$1,571,439	$1,040,397	$2,611,836
Gross margin	355,699	115,832	471,531
Depreciation of property, plant and equipment	2,779	244	3,023
Amortization of intangible assets	11,761	1,469	13,230
Administrative expenses	109,453	36,373	145,826
Selling and marketing expenses	110,886	61,314	172,200
Other operating expenses	58,531	2,188	60,719
Operating profit for the period	$62,289	$14,244	$76,533
Finance costs			(37,777)
Change in fair value of derivative instruments and other			223,453
Other loss			1,169
Provision for income taxes			(10,577)
Profit for the period			$252,801
Capital expenditures	$18,547	$9,135	$27,682

As at December 31, 2017
Total goodwill	$148,661	$142,831	$291,492
Total assets	$858,087	$529,442	$1,387,529
Total liabilities	$1,173,471	$289,773	$1,463,244

26

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2016

	Consumer	Commercial	Consolidated
	division	division

Sales	$1,515,209	$1,294,564	$2,809,773
Gross margin	384,481	136,078	520,559
Depreciation of property, plant and equipment	3,332	226	3,558
Amortization of intangible assets	9,199	1,496	10,695
Administrative expenses	98,321	37,664	135,985
Selling and marketing expenses	104,175	68,406	172,581
Other operating expenses	36,846	12,033	48,879
Operating profit for the period	$132,608	$16,253	$148,861
Finance costs			(61,332)
Change in fair value of derivative instruments and other			474,293
Other loss			(1,564)
Provision for income taxes			(51,154)
Profit for the period			$509,104
Capital expenditures	$3,911	$1,955	$5,866

As at December 31, 2016
Total goodwill	$150,981	$139,296	$290,277
Total assets	$1,041,352	$246,423	$1,287,775
Total liabilities	$1,357,424	$139,986	$1,497,410

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Canada	$115,966	$127,780	$276,658	$326,087
United States	580,238	662,287	1,852,542	2,134,136
International	215,999	128,469	482,636	349,550
Total	$912,203	$918,536	$2,611,836	$2,809,773

27

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at Dec. 31	As at March 31, 2017	As at Dec. 31, 2016
Canada	$201,294	$189,911	$193,457
United States	180,299	182,840	183,204
International	10,778	6,918	6,924
Total	$392,371	$379,669	$383,585

15.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Nine months		Nine months
	ended	ended	ended		ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017		Dec. 31, 2016
Amortization of other intangible assets	$5,439	$3,975	$13,230		$10,695
Depreciation of property, plant and equipment	1,041	1,701	3,023		3,560
Bad debt expense	13,056	16,234	42,091		44,622
Share-based compensation	1,665	1,353	18,628	[1]	4,255
	$21,201	$23,263	$76,972		$63,132

1During the period ended June 30, 2017, Just Energy awarded 1,670,435 restricted stock grants and performance bonus grants that vested immediately with a grant date fair value of $7.08 per share.

(b)	Employee benefits expense

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Wages, salaries and commissions	$58,838	$49,450	$171,456	$157,978
Benefits	7,708	6,785	20,211	23,076
	$66,546	$56,235	$191,667	$181,054

28

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

16.	EARNINGS PER SHARE

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
BASIC EARNINGS PER SHARE
Earnings available to shareholders	$208,455	$180,593	$243,449	$490,565
Basic weighted average shares outstanding	146,859,332	147,798,122	146,914,251	147,616,127
Basic earnings per share available to shareholders	$1.42	$1.22	$1.66	$3.32

DILUTED EARNINGS PER SHARE
Earnings available to shareholders	$208,455	$180,593	$243,449	$490,565
Adjustment for dilutive impact of convertible debentures	4,884	9,124	14,474	16,515
Adjusted earnings available to shareholders	$213,339	$189,717	$257,923	$507,080
Basic weighted average shares outstanding	146,859,332	147,798,122	146,914,251	147,616,127
Dilutive effect of:
Restricted share grants	2,807,661	1,778,347	2,761,033	2,972,891
Deferred share grants	89,210	85,029	94,347	77,432
Convertible debentures	38,804,494	44,062,939	38,804,494	44,062,939
Shares outstanding on a diluted basis	188,560,697	193,724,437	188,574,125	194,729,389
Diluted earnings per share available to shareholders	$1.13	$0.98	$1.37	$2.60

17.	DIVIDENDS PAID

For the three months ended December 31, 2017, a dividend of $0.125 (2016 - $0.125) per common share was declared by Just Energy. This dividend amounted to $18,659 (2016 - $18,800), which was approved by the Board of Directors and paid out during the period. For the nine months ended December 31, 2017, dividends of $0.375 (2016 - $0.375) per common share were declared and paid by Just Energy. This amounted to $56,094 (2016 - $56,407), which was approved by the Board of Directors and paid out during the period.

For the three months ended December 31, 2017, a dividend of US$0.53125 (2016 - $nil) per preferred share was declared by Just Energy. This dividend amounted to $2,842 (2016 - $nil), which was approved by the Board of Directors and paid out during the period. For the nine months ended December 31, 2017, dividends of US$1.59375 (2016 - $nil) per preferred share were declared and paid by Just Energy. This amounted to $8,658 (2016 - $nil), which was approved by the Board of Directors and paid out during the period.

29

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2017

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$1,325	$9,233	$7,690	$10,881	$29,129
Gas, electricity and non-commodity contracts	567,020	2,156,560	133,905	19,380	2,876,865
	$568,345	$2,165,793	$141,595	$30,261	$2,905,994

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2017 amounted to $53.9 million.

As at December 31, 2017, Just Energy had total letters of credit outstanding in the amount of $109.5 million (Note 11(a)).

19.	SUBSEQUENT EVENTS

On February 5, 2018, Just Energy announced that it has entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower currently provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America.

The aggregate consideration payable by Just Energy under the Purchase Agreement is US$14 million at closing, subject to customary adjustments, to be paid approximately US$7 million in cash and US$7 million by the issuance of Just Energy common shares. In addition, the consideration also includes a one-time performance based payout after three years of up to a maximum of US$6 million, payable in cash, subject to annual and cumulative performance thresholds. The closing of the acquisition is expected to occur on or about February 28, 2018 and is subject to the satisfaction or waiver of a number of conditions customary in acquisition transactions of this nature.

30

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

20.	COMPARATIVE INTERIM FINANCIAL STATEMENTS

Certain figures in the comparative Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the current period’s Interim Financial Statements.

31